04 MAR -5 AM 7:21

ALLGREEN PROPERTIES LIMITED

04010328

File No. 82-4959

Date: 23 FEB 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

3/5

File No. 82-4959

MASNET No. 49 OF 23.02.2004
Announcement No. 49

ALLGREEN PROPERTIES LIMITED

VALUATION REPORTS AVAILABLE FOR INSPECTION

The Board of Directors of Allgreen Properties Limited ("APL") wishes to announce that in accordance with the APL Group's accounting policies, open market valuations have been conducted by CB Richard Ellis (Pte) Ltd ("CBRE") and Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("CI") on the following investment properties of the APL Group as at 31 December 2003. For financial year ended 31 December 2003, the investment properties were stated on the average of the 2 valuations. The valuation reports are available for inspection for a period of 3 months during normal business hours at the registered office of APL at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994.

Relevant details are set out below:-

Description of Investment Property	Owner	Net Book Value as at 31.12.2002	Valuation by CBRE as at 31.12.2003	Valuation by CI as at 31.12.2003	Average of 2 valuations
Great World City (Office) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	$332,000,000	$290,000,000	$304,000,000	$297,000,000
Great World City (Retail) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	$438,000,000	$438,000,000	$438,000,000	$438,000,000
Great World Serviced Apartments 2 Kim Seng Walk, Singapore 239404	Midpoint Properties Limited	$285,000,000	$284,000,000	$276,000,000	$280,000,000
Traders Hotel 1A Cuscaden Road, Singapore 249716	Cuscaden Properties Pte Ltd	$179,150,000	$170,000,000	$169,000,000	$169,500,000
Tanglin Mall 163 Tanglin Road, Singapore 247933	Cuscaden Properties Pte Ltd	$151,500,000	$145,000,000	$155,000,000	$150,000,000
Tanglin Place 91 Tanglin Road, Singapore 247918	Tanglin Place Development Pte Ltd	$30,250,000	$27,500,000	$27,500,000	$27,500,000
Total		**$1,415,900,000**	**$1,354,500,000**	**$1,369,500,000**	**$1,362,000,000**

Submitted by Ms Isoo Tan, Company Secretary on 23/02/2004 to the SGX

04 MAR -5 AM 7:21

ALLGREEN PROPERTIES LIMITED

MEMORANDUM

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 23 February 2004

Re : Allgreen Properties Limited – Full Year 2003 Financial Statements and Dividend Announcement

---

We forward herewith a copy of the Full Year 2003 Financial Statements and Dividend Announcement released this evening for your information.

Regards,

Isoo Tan

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 6733 2822 Fax: 6738 3800 Telex: RS 22822 KUOKS
Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

File No. 82-4959

MASNET No. 47 OF 23.02.2004
Announcement No. 47

ALLGREEN PROPERTIES LIMITED

FULL YEAR 2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Allgreen Full Year.pdf

Submitted by Ms Isoo Tan, Company Secretary on 23/02/2004 to the SGX

ALLGREEN PROPERTIES LIMITED
Full Year 2003 Financial Statements and Dividend Announcement

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) **CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003:**

		2003	2002	Change
		S$'000	S$'000	%
Revenue		**364,018**	**605,048**	**(39.84)**
Cost of sales		(219,129)	(363,532)	(39.72)
Gross profit		**144,889**	**241,516**	**(40.01)**
Other operating income including interest income	Note A	5,957	6,144	(3.04)
Distribution and selling expenses		(3,499)	(5,075)	(31.05)
Administrative expenses		(15,577)	(16,624)	(6.30)
Depreciation		(7,056)	(7,965)	(11.41)
Other operating expenses	Note B	(9,553)	(1,593)	499.69
Profit from operations		**115,161**	**216,403**	**(46.78)**
Interest expense		(14,808)	(18,976)	(21.96)
Other finance costs		(315)	(316)	(0.32)
Share of results of associated companies		662	22	nm
Profit before taxation		**100,700**	**197,133**	**(48.92)**
Exceptional item		(12,580)	(65,461)	(80.78)
Profit before taxation but after exceptional item		**88,120**	**131,672**	**(33.08)**
Taxation	Note C	(18,943)	(35,965)	(47.33)
Profit after taxation but before minority interests		**69,177**	**95,707**	**(27.72)**
Minority interests		(4,909)	(11,589)	(57.64)
Profit attributable to shareholders		**64,268**	**84,118**	**(23.60)**

(ii) Note :

	2003	2002	Change
	S$000	S$000	%
(A) Included in "other operating income including interest income":			
-Surplus on revaluation of leasehold properties	-	2,484	(100.00)
(B) Included in "other operating expenses":			
-Deficit on revaluation of leasehold properties	5,303	-	nm
(C) Included in the taxation:			
-Net overprovision of tax in respect of prior years	3,654	5,724	(36.16)

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS AS AT:

	Group		Company	
	31/12/03	31/12/02	31/12/03	31/12/02
	S$'000	S$'000	S$'000	S$'000
Property, plant and equipment	183,653	185,215	458	501
Investment properties	1,192,500	1,236,750	-	-
Subsidiary companies	-	-	1,587,251	1,680,659
Associated companies	5,634	5,640	3,510	3,510
Current Assets				
Stocks	509	351	-	-
Development properties	1,193,849	1,295,707	-	-
Trade debtors	42,820	173,567	-	-
Other debtors	53,380	36,197	241	277
Variable rate notes	10,000	-	-	-
Cash and bank balances	131,231	141,719	1,983	357
Total current assets	1,431,789	1,647,541	2,224	634
Total assets	**2,813,576**	**3,075,146**	**1,593,443**	**1,685,304**
Share capital	525,172	525,000	525,172	525,000
Reserves	633,923	675,374	353,596	353,433
Retained profits	414,949	379,355	480,513	505,828
	1,574,044	1,579,729	1,359,281	1,384,261
Minority interests	296,568	305,310	-	-
Long-term borrowings	454,760	785,144	-	-
Rental deposits	8,853	7,619	-	-
Deferred taxation	32,985	49,126	-	-
Current liabilities				
Trade creditors	54,378	68,295	3,054	9,306
Rental deposits	3,834	6,516	-	-
Other creditors	357	366	-	-
Advances from subsidiary companies	-	-	225,015	177,706
Advances from associated companies	2,394	935	2,233	605
Provision for taxation	41,317	38,441	3,860	2,376
Borrowings	344,086	233,665	-	111,050
Total current liabilities	446,366	348,218	234,162	301,043
Total equity and liabilities	**2,813,576**	**3,075,146**	**1,593,443**	**1,685,304**

1(b)(ii). Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
344,086	-	110,346	123,319

Amount repayable after one year

As at 31/12/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
454,760	-	785,144	-

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASHFLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003:

	2003	2002
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before taxation	88,120	131,672
Adjustments for:		
Share of results of associated companies	(662)	(22)
Provision for diminution in value of development properties written back	(8,634)	(18,282)
Depreciation of property, plant and equipment	7,056	7,965
Diminution in value of development properties	12,580	65,461
Gain on disposal of property, plant and equipment (net)	(6)	(8)
Interest income	(1,014)	(584)
Interest expense	14,808	18,976
Deficit/(surplus) on revaluation of leasehold properties	5,303	(2,484)
Provision for loan loss in an associated company no longer required	(30)	-
Gain on disposal of quoted equity investment	(10)	-
Deficit on liquidation of an associated company	-	28
Operating profit before working capital changes	**117,511**	**202,722**
Decrease in stocks	122	41
Decrease in development properties	105,892	208,145
Decrease/(Increase) in trade and other debtors	113,564	(151,344)
(Decrease)/increase in trade and other creditors	(13,926)	6,117
Decrease in rental deposits	(1,448)	(670)
Cash generated from operations	**321,715**	**265,011**
Interest paid	(24,395)	(32,601)
Income tax paid	(32,071)	(11,398)
Net cash generated from operating activities	**265,249**	**221,012**
CASH FLOWS FROM INVESTING ACTIVITIES		
Placement of variable rate notes	(10,000)	-
Purchase of quoted equity investment	(21)	-
Proceeds from disposal of quoted equity investment	31	-
Proceeds from disposal of property, plant and equipment	63	35
Proceeds from liquidation of an associated company	-	20
Additions to property, plant and equipment	(9,634)	(1,361)
Additions to investment properties	(90)	(343)
Dividends from associated companies	511	484
Dividends paid - by Company	(28,665)	(24,570)
- to minority shareholders	(5,998)	(2,283)
Interest received	1,014	584
Net cash used in investing activities	**(52,789)**	**(27,434)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	326	-
Funds (to)/from minority shareholders	(6,427)	12,902
Funds from associated companies	1,509	291
Additional borrowings	8,310	10,650
Reduction in borrowings	(222,900)	(150,620)
Net cash used in financing activities	**(219,182)**	**(126,777)**
Net (decrease)/increase in cash and cash equivalents	**(6,722)**	**66,801**
Cash and cash equivalents as at the beginning of the financial year	137,953	71,152
Cash and cash equivalents as at the end of the financial year	**131,231**	**137,953**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2003:

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Group						
Balance as at 1/1/2002	525,000	337,984	324,768	23,783	324,689	1,536,224
Net deficit on revaluation of investment properties	-	(16,043)	-	-	-	(16,043)
Net profit for the period	-	-	-	-	84,118	84,118
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Dividend proposed for the year	-	-	-	28,665	(28,665)	-
Balance as at 31/12/2002	525,000	321,941	324,768	28,665	379,355	1,579,729
Net deficit on revaluation of investment properties	-	(41,614)	-	-	-	(41,614)
Net profit for the period	-	-	-	-	64,268	64,268
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Dividend proposed for the year	-	-	-	28,674	(28,674)	-
Issue of shares under the Allgreen Share Option Scheme 2002	172	-	154	-	-	326
Balance as at 31/12/2003	525,172	280,327	324,922	28,674	414,949	1,574,044
Company						
Balance as at 1/1/2002	525,000	-	324,768	23,783	516,623	1,390,174
Net profit for the period	-	-	-	-	18,657	18,657
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Dividend proposed for the year	-	-	-	28,665	(28,665)	-
Balance as at 31/12/2002	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	3,359	3,359
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Dividend proposed for the year	-	-	-	28,674	(28,674)	-
Issue of shares under the Allgreen Share Option Scheme 2002	172	-	154	-	-	326
Balance as at 31/12/2003	525,172	-	324,922	28,674	480,513	1,359,281

1(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the year ended 31 December 2003, the issued share capital was increased as follows:

	Number of shares '000	Amount $'000
Issued share capital as at 1/1/2003	1,050,000	525,000
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	343	172
Issued share capital as at 31/12/2003	1,050,343	525,172

As at 31 December 2003, there were 10,386,000 (2002: 11,400,000) unissued shares of $0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as compared with the audited financial statements for the year ended 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	
	2003	2002
Earnings per ordinary share of the Company for the financial year based on Group's profit attributable to shareholders :		
(i) Based on the weighted average number of shares	6.12 cents	8.01 cents
- Weighted number of shares ('000)	1,050,062	1,050,000
(ii) On a fully diluted basis	6.12 cents	8.00 cents
- Adjusted weighted number of shares ('000)	1,050,170	1,051,372

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.

	Group		Company	
	31/12/03	31/12/02	31/12/03	31/12/02
	S$	S$	S$	S$
Net asset value per ordinary share on issued share capital at the end of the year	1.50	1.50	1.29	1.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

The Group's revenue declined by 39.84% to S$364.0 million in year 2003 from S$605.0 million in year 2002. This was largely due to a sharp drop in revenue from development properties and lower contribution from the Traders Hotel.

In year 2002, the main contribution was from Queens which was relaunched with good take-up of units and the project obtained its TOP in that year. In year 2003, fewer units were sold and lower revenue was recognised from previously launched projects. Contributions to revenue were from Kerrisdale at Beatty Road, Binjai Crest at Jalan Kampong Chantek, Pavilion Park (Phase 1a and 1b) at Bukit Batok, Queens at Stirling Road, Horizon Gardens and Horizon Green at Ang Mo Kio Ave 2/5, and Baywater at Bedok Reservoir Road/Bedok North Ave 3.

Depreciation was lower in year 2003 because certain assets have been fully depreciated. Interest expense was lower due to lower borrowings and lower interest rates.

The exceptional item of S$12.6 million was due to the write-down of land values of some of the residential properties which have not been launched. The Group's attributable portion of this write-down was S$9.9 million which reduced the Group's net attributable profit from S$74.2 million to S$64.3 million.

The investment properties had also been written-down to their market values as at 31/12/2003. The Group's share of the revaluation deficit of freehold properties of S$41.6 million had been charged against the revaluation reserve while the Group's share of revaluation deficit of leasehold properties of S$2.9 million had been charged to the income statement.

The Group had pared down its borrowings to S$798.8 million as at 31/12/2003 from S$1,018.8 million as at 31/12/2002, resulting in an improvement in the gearing to 0.36 from 0.47.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.**

Our reported results for year 2003 are in line with the prospect statements made in mid-year announcement of a profitable 2H 2003.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Singapore's economy grew by 0.8% in 2003 and is expected to grow by 3-5% in 2004. The residential property market is therefore forecasted to improve. As Allgreen's investment property profits are expected to remain at about the same level as in 2003 and with reduced progress billings from sales on hand, its overall profit for 2004 will largely depend on the level of sales of its residential units, both from on-going and new launches.

However, barring any unforeseen circumstances, Allgreen will continue to be profitable in 2004.

11. <u>Dividend</u>

(a) Current Financial Year Reported On
Any dividend recommended for the current financial period reported on? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	7% per ordinary share less tax
Dividend Amount	$0.035 per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	22.00%
Country where dividend is derived from	Singapore

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	7% per ordinary share less tax
Dividend Amount	$0.035 per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	22.00%
Country where dividend is derived from	Singapore

(c) Date payable
Subject to shareholders' approval at the Annual General Meeting to be held on 23 April 2004 at 10.30 am, the final dividend in respect of the financial year ended 31 December 2003 will be paid on 19 May 2004.

(d) Books closing date
Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 23 April 2004 at 10.30 am, the Share Transfer Books and Register of Members of the Company will be closed on 4 May 2004. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 pm on 3 May 2004 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by the Company to CDP which will in turn distribute entitlements to shareholders.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	Development Properties		Investment Properties & Hotel		Others		Group	
	2003	2002	2003	2002	2003	2002	2003	2002
REVENUE	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Total revenue	253,618	486,861	97,558	108,716	34,718	69,213	385,894	664,790
Inter-segment sales	-	-	(714)	(735)	(21,162)	(59,007)	(21,876)	(59,742)
External sales	**253,618**	**486,861**	**96,844**	**107,981**	**13,556**	**10,206**	**364,018**	**605,048**
PROFIT								
Segment results	56,856	88,494	50,194	66,782	864	1,392	107,914	156,668
Unallocated corporate expenses							(6,662)	(6,626)
Operating profit							101,252	150,042
Interest income							1,014	584
Interest expense							(14,808)	(18,976)
Share of results of associated companies	681	63	-	-	(19)	(41)	662	22
Income tax							(18,943)	(35,965)
Profit after taxation but before minority interests							69,177	95,707
Minority interests							(4,909)	(11,589)
Profit attributable to members of the Company							**64,268**	**84,118**

The Group's revenue were all derived from Singapore.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

The outbreaks of SARS and Iraq War, as well as the general weak economic environment, have affected the businesses of property development, investment properties and hotel operations.

The lower revenue and segment results from development properties were due mainly to fewer units sold and lower income recognition from previously launched projects.

The lower revenue and segment results from investment properties and hotel were due mainly to lower occupancy and lower rental rates achieved by the office and hotel sectors.

15. A breakdown of sales

	Group		
	2003	2002	Change
	S$'000	S$'000	%
Sales reported for first half year	163,818	329,088	-50.22%
Operating profit after tax before deducting minority interests reported for first half year	38,620	81,809	-52.79%
Sales reported for second half year	200,200	275,960	-27.45%
Operating profit after tax before deducting minority interests reported for second half year	30,557	13,898	119.87%

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend

			Latest Full Year ($'000)	Previous Full Year ($'000)
Ordinary			28,674	28,665
Preference			-	-
Total			28,674	28,665

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
23/02/2004